UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April, 2012

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku, Tokyo, 107-8414, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

INFORMATION INCLUDED IN THIS REPORT

1.	English translation of a company announcement made on April 26, 2012 regarding Consolidated Business Results for the Fiscal Year Ended March 31, 2012 (U.S. GAAP).

2.	English translation of a company announcement made on April 26, 2012 regarding a proposal to the 143rd Ordinary General Meeting of Shareholders to give the Company’s Board of Directors the authority to issue Stock Acquisition Rights as “stock-based remuneration” to employees of the Company and Directors of major subsidiaries of the Company in accordance with the provisions of Articles 236, 238, and 239 of the Corporation Act.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)

Date: April 27, 2012	By:	/S/ Mikio Fujitsuka
Mikio Fujitsuka Director and Senior Executive Officer

Komatsu Ltd.

Corporate Communications Dept.

Tel: +81-(0)3-5561-2616

Date: April 26, 2012

URL: http://www.komatsu.com/

Consolidated Business Results for the Fiscal Year Ended March 31, 2012 (U.S. GAAP)

1. Results for the Fiscal Year Ended March 31, 2012

(Amounts are rounded to the nearest million yen)

(1)	Consolidated Financial Highlights

(For the fiscal years ended March 31, 2012 and 2011)

Millions of yen & US dollars except per share amounts

	2012		2011	Changes
	[A]		[B]	[A-B]	[(A-B)/B]
	Yen	Dollar	Yen	Yen	(%)
Net sales	1,981,763	24,168	1,843,127	138,636	7.5%
Operating income	256,343	3,126	222,929	33,414	15.0%
Income before income taxes and equity in earnings of affiliated companies	249,609	3,044	219,809	29,800	13.6%
Net income attributable to Komatsu Ltd.	167,041	2,037	150,752	16,289	10.8%
Net income attributable to Komatsu Ltd. per share (Yen & US dollars)
Basic	¥173.47	$2.12	¥155.77	¥17.70
Diluted	¥173.32	$2.11	¥155.66	¥17.66
Return on equity	17.3%		17.2%	0.1%
Return on total assets	11.2%		10.7%	0.5%
Return on sales	12.9%		12.1%	0.8%

Notes: 1)	The translation of Japanese yen amounts into US dollar amounts hereafter is included solely for convenience and has been made for the fiscal year ended March 31, 2012 at the rate of ¥82 to US$1, the approximate rate of exchange at March 31, 2012.
2)	Comprehensive income:

2012: 165,072 millions of yen

2011: 120,159 millions of yen

3)	Equity in earnings of affiliated companies:

2012: 1,609 millions of yen

2011: 2,724 millions of yen

4)	Return on equity is calculated by using net income attributable to Komatsu Ltd. and total Komatsu Ltd. shareholders’ equity.
5)	Return on total assets is calculated by using income before income taxes and equity in earnings of affiliated companies.
6)	Return on sales is calculated by using operating income.

(2)	Consolidated Financial Position

(As of March 31, 2012 and 2011)

Millions of yen except per share amounts

	2012	2011
Total assets	2,320,529	2,149,137
Total equity	1,057,457	972,680
Komatsu Ltd. shareholders’ equity	1,009,696	923,843
Komatsu Ltd. shareholders’ equity ratio	43.5%	43.0%
Komatsu Ltd. shareholders’ equity per share (Yen)	¥1,060.31	¥954.48

(3)	Consolidated Cash Flows

(For the fiscal years ended March 31, 2012 and 2011)

Millions of yen

	2012	2011
Net cash provided by (used in) operating activities	105,608	150,402
Net cash provided by (used in) investing activities	(124,539)	(88,509)
Net cash provided by (used in) financing activities	18,781	(56,365)
Cash and cash equivalents, end of year	83,079	84,224

2. Dividends

(For the fiscal years ended March 31, 2012 and 2011, and ending March 31, 2013)

	2012	2011	2013 Projections
Cash dividends per share (Yen)
Interim	21.00	18.00	24.00
Year-end	21.00	20.00	24.00
Total	42.00	38.00	48.00
Annual dividends (Millions of yen)	40,341	36,799	—
Payout ratio (Consolidated basis) (%)	24.2%	24.4%	24.1%
Dividends as percentage of equity (Consolidated basis) (%)	4.2%	4.2%	—

3. Projections for the Fiscal Year Ending March 31, 2013

(From April 1, 2012 to March 31, 2013)

Millions of yen except per share amounts

	The first half of the year		The full fiscal year
		Changes Increase (Decrease)		Changes Increase (Decrease)
Net sales	1,010,000	2.4%	2,100,000	6.0%
Operating income	142,000	6.8%	315,000	22.9%
Income before income taxes and equity in earnings of affiliated companies	138,000	6.0%	308,000	23.4%
Net income attributable to Komatsu Ltd.	84,000	(11.3)%	190,000	13.7%
Net income attributable to Komatsu Ltd. per share (basic) (Yen)	¥88.21		¥199.53

Notes: 1)	Percentages shown above represent the rates of change compared with the corresponding periods a year ago.
2)	Refer to “Management Performance and Financial Conditions” for preconditions of the projections above and other related issues.

4. Others

(1)	Changes in important subsidiaries during the Year under Review: Applicable

Removed (merger): 1 company

Komatsu Utility Co., Ltd.

Note: See “Basis of Consolidated Financial Statements” on page 23 for more details.

(2) Changes in accounting standards, procedures and presentations

1) Changes resulting from revisions in accounting standards, etc.: None

2) Change in other matters except for 1) above: None

Note: See “Basis of Consolidated Financial Statements” on page 23 for more details.

(3) Number of common shares outstanding

1) The numbers of common shares issued (including treasury stock) as of March 31 were as follows:

2012:	983,130,260 shares
2011:	998,744,060 shares

2) The numbers of shares of treasury as of March 31 were as follows:

2012:	30,869,238 shares
2011:	30,841,419 shares

3) The weighted average numbers of common shares outstanding were as follows:

2012:	962,919,074 shares
2011:	967,803,446 shares

Note:	See “Net Income per Share” on page 25 for the number of common shares, which was used as the basis for calculating the amount of net income per share.

[Reference]

Financial Highlights of the Parent Company

The following financial information is prepared based on the non-consolidated financial results of the parent company in accordance with generally accepted accounting principles and practices in Japan.

1. Results for the Fiscal Year Ended March 31, 2012

(1) Non-Consolidated Financial Highlights

(For the fiscal years ended March 31, 2012 and 2011)

Millions of yen & US dollars except per share amounts

	2012		2011	Changes Increase(Decrease)
	[A]		[B]	[A-B]	[(A-B)/B]
	Yen	Dollar	Yen	Yen	(%)
Net sales	851,139	10,380	742,519	108,620	14.6
Operating profit	55,338	675	81,075	(25,737)	(31.7)
Ordinary profit	88,079	1,074	86,242	1,837	2.1
Net income	92,593	1,129	48,273	44,320	91.8
Net income per share (Yen & US cents)
Basic	¥96.10	$1.17	¥49.85	¥46.25
Diluted	¥96.02	$1.17	¥49.82	¥46.20

Note:	The translation of Japanese yen amounts into US dollar amounts is included solely for convenience and has been made for the fiscal year ended March 31, 2012, at the rate of ¥82 to US$1, the approximate rate of exchange at March 31, 2012.

(2) Non-Consolidated Financial Position

(As of March 31, 2012 and 2011)

Millions of yen except per share amounts

	2012	2011
Total assets	1,068,690	990,829
Net assets	563,668	541,600
Equity ratio (%)	52.5%	54.4%
Net assets per share (Yen)	¥588.62	¥557.04

Note: Shareholders’ equity: 2012: 560,834 million yen    2011: 539,464 million yen

2. Projections for the Fiscal Year Ending March 31, 2013

(From April 1, 2012 to March 31, 2013)

Millions of yen except per share amounts

	2013
		Changes Increase(Decrease)
Net sales	930,000	9.3%
Operating profit	90,000	62.6%
Ordinary profit	120,000	36.2%
Net income	89,000	(3.9)%
Net income per share (basic) (Yen)	¥93.41

Note: Percentages shown above represent the rates of change compared with the corresponding period a year ago.

Appendix

Management Performance and Financial Conditions

(1) Outline of Operations and Business Results	P.6
(2) Financial Conditions	P.10
(3) Basic Policy for Redistribution of Profits and Dividends for the Fiscal Year under Review and Next Fiscal Year	P.11

Komatsu Group	P.13

Management Policy
(1) Basic Management Policy	P.15
(2) Mid to Long-Range Management Plan and Issues Ahead	P.15

Consolidated Financial Statements
(1) Condensed Consolidated Balance Sheets	P.18
(2) Condensed Consolidated Statements of Income	P.20
(3) Consolidated Statement of Equity	P.21
(4) Consolidated Statements of Cash Flows	P.22
(5) Note to the Going Concern Assumption	P.23
(6) Basis of Consolidated Financial Statements	P.23
(7) Notes to Consolidated Financial Statements	P.24
1) Business Segment Information	P.24
2) Net Income per Share	P.25

Management Performance and Financial Conditions

(1) Outline of Operations and Business Results

[Assistance efforts for restoration and reconstruction of the regions devastated by the Great East Japan Earthquake and tsunami]

In response to the massive destruction caused by the Great East Japan Earthquake and tsunami on March 11, 2011, the Komatsu Group established the Tohoku Operation Department in April of the same year in order to accurately provide specific assistance which has been needed in the damaged regions. Mainly under the leadership of the Department, we have continued our assistance, equivalent to JPY2 billion, including free-of-charge lending of construction equipment, forklift trucks, prefabricated structures for use as temporary shelters and other equipment, donation of prefabricated structures for use as clinics, nursery schools and other facilities, as well as scholarships for college students who have been adversely affected by this disaster. About 670 Komatsu Group employees in 55 business bases in Iwate, Fukushima and Miyagi prefectures have been delivering construction equipment promptly, which is indispensable for reconstruction of the disaster-stricken regions, by carefully monitoring the local needs. At the same time, they have also been concerting top-priority efforts in machine maintenance service so that construction equipment will keep working at all needed jobsites. Concerning the Fukushima Dai-Ichi nuclear disaster, Komatsu-made radio-controlled construction equipment has been deployed on the power station site which has been exposed to a high degree of radioactivity. It is also projected that our ICT-intensive construction technologies (for automation of construction sites) will be used to remove radioactive soil. The Komatsu Group will continue to engage in group-wide assistance activities for reconstruction of the devastated regions.

[Outline of Operations and Business Results]

Under the “Global Teamwork for Tomorrow” mid-range management plan for three years, to be completed in the fiscal year ending March 31, 2013, Komatsu Ltd. (“Company”) and its consolidated subsidiaries (together “Komatsu”) are focusing efforts on 1) promotion of ICT (Information and Communication Technology) applications to products and parts, 2) further advancement of environmental friendliness and safety in machine performance, 3) expansion of sales and service operations in Strategic Markets, and 4) promotion of continuous Kaizen (improvement) by strengthening workplace capability.

In the construction, mining and utility equipment business, during the fiscal year under review (from April 1, 2011 and March 31, 2012), while demand for construction equipment dropped drastically in China, that in other Strategic markets and Traditional Markets increased, compensating for the sharp decline in China. In the mining equipment sector, demand for new equipment, parts and service all remained strong. Sales increased from the previous fiscal year, partly reflecting the fact that Komatsu was able to quickly recover production to the normal conditions from the adverse effects brought about by the Great East Japan Earthquake and tsunami and accurately capture an increase in demand. In the industrial machinery and others business, while sales of wire saws declined from the previous fiscal year, sales of presses, machine tools and other products increased, and during the fiscal year under review, Gigaphoton Inc. became a consolidated subsidiary. As a result, sales of the industrial machinery and others business grew from the previous fiscal year. Consolidated sales increased by 7.5% from the previous fiscal year, to JPY1,981.7 billion (USD24,168 million at USD=JPY82). With respect to profits, while the Japanese yen appreciated against the U.S. dollar, Euro and Renminbi more than the previous fiscal year, Komatsu expanded the volume of sales, while placing continuous efforts to improve selling prices and production costs, in particular. As a result, operating income reached JPY256.3 billion (USD3,126 million), registering an increase of 15.0% from the previous fiscal year, and operating income ratio of 12.9%, up 0.8 percentage points from the previous fiscal year. Income before income taxes and equity in earnings of affiliated companies advanced by 13.6% to JPY249.6 billion (USD3,044 million). Net income attributable to Komatsu Ltd. also improved by 10.8% to JPY167.0 (USD2,037 million).

[Markets as Positioned by the Komatsu]

Traditional Markets	Japan, North America and Europe
Strategic Markets	China, Latin America, Asia, Oceania, Africa, Middle East and CIS

[Consolidated Financial Highlights]	Millions of yen

	2012 USD1=JPY79 EUR1=JPY110 RMB1=JPY12.4	2011 USD1=JPY85 EUR1=JPY113 RMB1=JPY12.7	Changes
	[A]	[B]	[(A-B)/B]
Net sales	1,981,763	1,843,127	7.5%
Operating income	256,343	222,929	15.0%
Income before income taxes and equity in earnings of affiliated companies	249,609	219,809	13.6%
Net income attributable to Komatsu Ltd.	167,041	150,752	10.8%

Business results by operations are described below.

[Sales by Operation]	Millions of yen

	2012	2011	Changes
	[A]	[B]	[(A-B)/B]
Construction, Mining and Utility Equipment	1,739,348	1,615,689	7.7%
Industrial Machinery and Others	242,415	227,438	6.6%

Total	1,981,763	1,843,127	7.5%

Construction, Mining and Utility Equipment

While demand for construction equipment sharply dropped in China as adversely affected by the government’s credit squeeze measure, demand expanded in other Strategic markets and the Traditional Markets of Japan, North America and Europe from the previous fiscal year. With respect to mining equipment, demand for new equipment remained brisk against the backdrop of skyrocketing prices of commodities. Komatsu also boosted parts sales and service revenues. As a result, sales of construction, mining and utility equipment increased by 7.7% from the previous fiscal year, to JPY1,739.3 billion (USD21,212 million).

Komatsu concerted continuous efforts to improve selling prices by capitalizing on its integrated capability with products, service, marketing and production. Komatsu also continued to improve production costs, as represented by the 30% productivity improvement campaign which we have been promoting for Japanese plants since the Lehman Shock. Through these measures, Komatsu further strengthened its high-profitability corporate foundation, capable of flexibly responding to foreign exchange and market demand fluctuations. With respect to products, Komatsu worked to launch new HB205 and 215LC hybrid hydraulic excavators outside of Japan, while working to expand sales of new emission standards-compliant models in North America and Europe.

[Sales of Construction, Mining and Utility Equipment by Region]	Millions of yen

	2012	2011	Changes
	[A]	[B]	[A-B]	[(A-B)/B]
Japan	286,342	251,597	34,745	13.8%
Americas	443,044	386,758	56,286	14.6%
Europe & CIS	200,404	164,007	36,397	22.2%
China	201,312	334,270	(132,958)	(39.8)%
Asia* & Oceania	481,277	374,577	106,700	28.5%
Middle East & Africa	126,969	104,480	22,489	21.5%

Total	1,739,348	1,615,689	123,659	7.7%

*	Excluding Japan and China

Japan

Demand for construction equipment increased steadily, reflecting the following two factors. First, the number of used equipment in surplus exported from Japan, which had outnumbered demand for new equipment since around 2000, has declined to a stable figure. Second, demand for new equipment increased, particularly from rental companies for use in reconstruction of the earthquake and tsunami-devastated regions. As a result, sales improved from the previous fiscal year. In addition to quickly restarting operations of Komatsu Group’s branches which were destroyed, Komatsu opened the Tohoku Service Center of the Tohoku Operation Department and the Miyagi center of Komatsu Safety Training Center Ltd. Through these measures, Komatsu worked to reinforce sales and service operations which should backup reconstruction projects in the disaster-stricken Tohoku region.

Americas

In North America, where recovery of demand in the housing sector was still lacking in momentum, demand for equipment remained strong in the rental, energy development, and mining industries. By capturing this growth in demand, Komatsu worked to step up sales of new emission standards-compliant models, which were launched during the first quarter period, as well as hybrid hydraulic excavators. At the same time, Komatsu continued to successfully promote the Zero Inventory Campaign for distributors, designed to improve distributors’ strength and reinforce their customer support operation. In Latin America, demand for mining equipment was brisk, centering on Chile, against the backdrop of surging prices of commodities. As a result, sales in the Americas increased from the previous fiscal year.

Europe & CIS

While concerns over economic slowdown continued against the backdrop of fiscal problems, Komatsu worked to expand sales of parts and launch new emission standards-compliant models and hybrid hydraulic excavators, as demand remained steady in the major markets of Germany and France. In CIS, demand was firm, centering on equipment in the mining sector, such as coal, gold and other mines as well as the energy sector, such as oil and natural gas. As a result, sales in Europe & CIS increased from the previous fiscal year. At Komatsu Manufacturing Rus LLC., Komatsu began production of the HD785 dump truck mainly for mining application, following the initial production of hydraulic excavators.

China

As the government’s credit squeeze measure remained in place, the start of new construction projects was delayed by lack of funds, and demand dropped sharply, especially in the civil engineering industry. As a result, sales declined from the previous fiscal year. In spite of these current conditions, Komatsu expanded production capacities of Komatsu (Changzhou) Construction Machinery Corp. and Komatsu (Shandong) Construction Machinery Corp. by anticipating mid to long-range market growth.

Asia & Oceania

In Indonesia, the largest market of Southeast Asia, demand continued to expand for mining equipment, while that for construction equipment remained strong in the civil engineering, agriculture and forestry sectors as well. Demand for construction equipment also increased steadily in India, Malaysia and other countries in Asia. In Australia, demand was brisk, centering on mining equipment. Against this backdrop, sales in Asia & Oceania advanced from the previous fiscal year. Concerning flooding in Thailand last year, facilities of some suppliers were damaged: however, Komatsu capitalized on its strength of global procurement, obtained alternative parts from other regions of the world, and thus became able to recover production to the normal conditions quickly. In November last year, Komatsu and Rio Tinto signed a Memorandum of Understanding to operate over 150 driverless dump trucks in iron ore mines in Australia by the end of 2015. In December last year, Komatsu established the support center in Perth. Two partners are teaming up to succeed in this project.

Middle East & Africa

While unstable political and social conditions continued in some countries, demand advanced, especially for use in mines in Africa. Under such an environment, sales in the Middle East & Africa improved from the previous fiscal year. To meet continuous market expansion with equipment for use in mine and infrastructure development, Komatsu embarked on KOMTRAX (Komatsu Machine Tracking System) -installed standard construction equipment in South Africa. By anticipating future market growth in Africa, Komatsu worked to strengthen sales and product support operations with an eye to anchoring the Komatsu brand in a short period of time. Specific measures included improvement of training centers and programs.

Industrial Machinery and Others

Sales of wire saws downturned in the second quarter of the fiscal year under review, as adversely affected by the Chinese government’s credit squeeze measure, by reduced subsidies related to solar energy use in Europe and by the lowered price of solar cells. As a result, sales of wire saws for the fiscal year dropped sharply from the previous fiscal year. Meanwhile, as capital investment by the automobile manufacturing industry upturned for recovery, sales of presses and machine tools increased from the previous fiscal year. In addition, Gigaphoton became a consolidated subsidiary in May last year. As a result, sales of the industrial machinery and others business increased by 6.6% from the previous fiscal year, to JPY242.4 billion (USD2,956 million).

Concerning damages caused by flooding in Thailand, Komatsu reinforced service capability, including engineers dispatched from Japan, and began repair assistance for customers’ machines in the wake of receding floodwaters in December last year.

[Projections for the Fiscal Year Ending March 31, 2013]

(From April 1, 2012 to March 31, 2013)

With respect to the construction, mining and utility equipment business, Komatsu expects that demand will further expand in the high-margin domain of mining equipment, parts and service. Komatsu also expects that demand for construction equipment will increase centering on North America and Japan. As a result, both sales and profits should increase from the fiscal year ended March 31, 2012. In the industrial machinery and others business, while demand for presses and machine tools should continue to remain steady, Komatsu estimates that demand for wire saws will drop sharply. As a result, both sales and profits should decline from the fiscal year ended March 31, 2012, as particularly affected by deteriorating demand for wire saws. In addition to focusing efforts on sales of new equipment, the Komatsu Group will work to expand sales in the entire value chain, including parts and service. At the same time, the Komatsu Group will also continue its efforts to improve selling prices and production costs. As a result, Komatsu is projecting that both consolidated sales and profits will increase for the fiscal year ending March 31, 2013 as shown below.

As preconditions for our current projections, we are assuming the foreign exchange rates as follows: USD1=JPY80, EUR1=JPY105 and RMB1=JPY12.8.

Millions of yen

	2013 Projection [A]	2012 Results [B]	Changes Increase [(A-B)/B]
Net sales	2,100,000	1,981,763	6.0%
Operating income	315,000	256,343	22.9%
Income before income taxes and equity in earnings of affiliated companies	308,000	249,609	23.4%
Net income attributable to Komatsu Ltd.	190,000	167,041	13.7%

(2) Financial Conditions

As of March 31, 2012, total assets increased by JPY171.3 billion from the previous fiscal year-end, to JPY2,320.5 billion (USD28,299 million), mainly due to increased inventories to meet expanding demand for mining equipment. Interest-bearing debt increased by JPY103.7 billion from the previous fiscal year-end, to JPY647.8 billion (USD7,900 million), largely reflecting long-term debt financing. Komatsu Ltd. shareholders’ equity increased by JPY85.8 billion from the previous fiscal year-end, to JPY1,009.6 billion (USD12,313 million). As a result, Komatsu Ltd. shareholders’ equity ratio increased by 0.5 points from the previous fiscal year-end, to 43.5%. Net debt-to-equity ratio* was 0.56, compared to 0.50 as of the previous fiscal year-end.

*	Net debt-to-equity ratio = (Interest-bearing debt – Cash and cash dividends – Time deposits) / Komatsu Ltd. shareholders’ equity

For the fiscal year under review, net cash provided by operating activities amounted to JPY105.6 billion (USD1,288 million), a decrease of JPY44.7 billion from JPY150.4 billion for the previous fiscal year, mainly due to increased inventories. Net cash used in investing activities totaled JPY124.5 billion (USD1,519 million), an increase of JPY36.0 billion from the previous fiscal year, mainly due to the purchase of fixed assets as well as shares of subsidiaries and equity investees. While cash was used in redistribution of profits to share holders, such as dividend payments and repurchasing its own shares for retirement, net cash provided by financing activities amounted to JPY18.7 billion (USD229 million) due to long-term debt financing and an increase in short-term debt, compared to net cash of JPY56.3 billion used for the previous fiscal year. In addition, after adding the effects of foreign exchange fluctuations, cash and cash equivalents, as of March 31, 2012, totaled JPY83.0 billion (USD1,013 million), a decrease of JPY1.1 billion from the previous fiscal year-end.

Cash flow indexes are described below.

[Trends of Financial Conditions Indicators]

(Fiscal years ended March 31, 2012, 2011 and 2010)

	2012	2011	2010
Komatsu Ltd. shareholders’ equity ratio (%)	43.5	43.0	42.6
Komatsu Ltd. shareholders’ equity ratio at aggregate market value (%)	96.8	127.2	96.9
Years of debt redemption	6.1	3.6	3.2

•	Komatsu Ltd. shareholders’ equity ratio: Komatsu Ltd. shareholders’ equity/Total assets

•	Komatsu Ltd. shareholders’ equity ratio at aggregate market value: Aggregate market value of outstanding shares of common stock/Total assets

•	Years of debt redemption: Interest-bearing debt/Net cash provided by operating activities

(3) Basic Policy for Redistribution of Profits and Dividends for the Fiscal Year under Review and Next Fiscal Year

Komatsu is building a sound financial position as well as flexible and agile corporate strengths to increase its corporate value. Concerning cash dividends to shareholders, the Company maintains the policy of redistributing profits by considering consolidated business results and continuing stable dividends. Specifically, the Company has set the goal of a consolidated payout ratio of 20% or higher. Further, it maintains the policy of not decreasing dividends, as long as the consolidated payout ratio does not surpass 40%.

After reviewing the business results for the fiscal year under review as well as current and future business prospects, the Company is planning to set the fiscal year-end dividend at JPY21 per share. (The Company plans to propose this amount to the 143rd ordinary general meeting of shareholders scheduled for June 20, 2012.) Annual cash dividends for the year under review, including the interim dividend of JPY21 per share, amount to JPY42 per share (an increase of JPY4 from annual cash dividends for the previous fiscal year). This amount translates into a consolidated payout ratio of 24%.

Regarding the fiscal year ending March 31, 2013, the Company plans to set the annual cash dividends per share at JPY48, an increase of JPY6, compared to JPY42 for the fiscal year ended March 31, 2012.

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for Komatsu’s principal products, owing to changes in the economic conditions in Komatsu’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving Komatsu’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of Komatsu’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Komatsu Group

(As of March 31, 2012)

Business Categories and Principal Products & Services

Construction, Mining and Utility Equipment

Excavating Equipment	Hydraulic excavators, mini excavators and backhoe loaders

Loading Equipment	Wheel loaders, mini wheel loaders and skid steer loaders

Grading and Roadbed Preparation Equipment	Bulldozers, motor graders and vibratory rollers

Hauling Equipment	Off-highway dump trucks, articulated dump trucks and crawler carriers

Forestry Equipment	Harvesters, forwarders and feller-bunchers

Tunneling Machines	Shield machines, tunnel-boring machines and small-diameter pipe jacking machines

Recycling Equipment	Mobile debris crushers, mobile soil recyclers and mobile tub grinders

Industrial Vehicles	Forklift trucks

Other Equipment	Railroad maintenance equipment

Engines and Components	Diesel engines, diesel generator sets and hydraulic equipment

Casting Products	Steel castings and iron castings

Logistics	Packing, warehousing and transport
Industrial Machinery and Others

Metal Forging and Stamping Presses	Large presses, servo presses, small and medium-sized presses and forging presses

Sheet-Metal Machines	Laser cutting machines, fine-plasma cutting machines, press brakes and shears

Machine Tools	Transfer machines, machining centers, crankshaft millers, grinding machines and wire saws

Defense Systems	Ammunition and armored personnel carriers

Temperature-control equipment	Thermoelectric modules and temperature-control equipment for semiconductor manufacturing

Others	Commercial-use prefabricated structures and excimer laser for lithography tools in semiconductor manufacturing

Komatsu Group (Chart)

(As of March 31, 2012)

Management Policy

(1) Basic Management Policy

The cornerstone of Komatsu’s management is commitment to Quality and Reliability for maximization of its corporate value. This commitment is not limited to delivering safe and innovative products and services which incorporate the viewpoints of customers. Komatsu is continuing its efforts to enhance the Quality and Reliability of all organizations, businesses, employees and management of the entire Komatsu Group. It is the top management task of Komatsu to continue improving the Quality and Reliability of all these, year after year.

(2) Mid to Long-Range Management Plan and Issues Ahead

In the construction, mining and utility equipment business of the Komatsu Group, demand should continue to increase for mining equipment, parts and service against the backdrop of prices for commodities remaining at a high level. Demand for construction equipment should also continue to grow steadily in Strategic Markets, centering on Asia, as well as North America and Japan. With respect to the industrial machinery and others business, as the volume of automobile production is expanding, especially in Strategic Markets, demand for machinery should continue to grow.

The fiscal year, ending March 31, 2013, is the final year of the “Global Teamwork for Tomorrow” mid-range management plan. While emphasizing brand management efforts designed to further enhance the relationship with customers and promote mutual growth of Komatsu and customers, Komatsu is going to focus its efforts on the following four activities of importance, i.e., 1) promotion of ICT applications to products and parts, 2) further advancement of environmental friendliness and safety in machine performance, 3) expansion of sales and service operations in Strategic Markets, and 4) promotion of continuous Kaizen (improvement) by strengthening workplace capability. Komatsu is also going to identify tasks for growth strategies into the future and incorporate them in the next mid-range management plan.

Numerical Targets of the “Global Teamwork for Tomorrow”

Items	Targets for Fiscal Year Ending March 31, 2013
Operating income ratio	15% or above
ROE: Return on equity	20%
Net debt-to-equity ratio	0.4 or below
Excluding debt of finance companies	0.2 or below
Consolidated payout ratio	20 - 40% (stably)

*	ROE=Net income attributable to Komatsu Ltd. for the year/[(Komatsu Ltd. shareholders’ equity at the beginning + Komatsu Ltd. shareholders’ equity at the end of the fiscal year)/2]
*	Net debt-to-equity ratio = (Interest-bearing debt – Cash and cash equivalents – Time deposits) / Komatsu Ltd. shareholders’ equity

[Premises]

Items	Fiscal Year Ending March 31, 2013
Guideline on sales	JPY2,000 billion ± JPY100 billion
Guidelines on exchange rates	USD1	EUR1	RMB1
	JPY90	JPY125	JPY13.5

Activities of Importance under the “Global Teamwork for Tomorrow” Mid-range Management Plan

1) Promotion of ICT Applications to Products and Parts

Komatsu is going to analyze a variety of information gained from KOMTRAX-installed machines, which topped 260,000 units worldwide as of March 31, 2012, and KOMTRAX Plus (fleet management system for mining equipment)-installed machines to help its customers improve their productivity and management. Komatsu is also utilizing the information to further enhance the precision of Komatsu’s sales and production planning and expand sales in the value chain (parts, service, used equipment, rental and retail finance). With respect to the Autonomous Haulage System (AHS) for use in large-scale mines, Komatsu is going to steadfastly proceed with the above-mentioned joint project with Rio Tinto in which over 150 driverless dump trucks will be deployed in mines in Australia. Komatsu is also going to concert development efforts in order to expand AHS application to other models and regions for introduction, including application of the AHS to HD785 large dump trucks in Indonesia. Concerning ICT-intensive construction equipment designed for automation of construction, Komatsu is going to set up sales and service operations, and facilitate the development of new products in order to expand this business into the future.

2) Further Advancement of Environmental Friendliness and Safety in Machine Performance

To help customers reduce CO2 emissions from their machines, Komatsu is going to advance hybrid, hydrostatic transmission (HST) and power electronics technologies for construction equipment and forklift trucks, and in the industrial machinery business, AC Servo technology for presses. With respect to hybrid hydraulic excavators, Komatsu is promoting worldwide launches. As of March 31, 2012, Komatsu introduced them in 12 countries and about 1,500 units were working around the world. Furthermore, by combining leading-edge technologies with its strengths of in-house development and production of key components, such as engines, hydraulic units and control systems, Komatsu is continuing to concert efforts to develop new products which are compliant to the new emissions standards in Japan, North America and Europe. Komatsu is also working to promote their smooth market introduction and expand sales by further upgrading after-sales service programs, including an extended guarantee period.

3) Expansion of Sales and Service Operations in Strategic Markets

In Strategic Markets and the mining equipment business, both with projected growth into the future, Komatsu is going to make a clear differentiation by not only providing products with superior safety, quality, delivery and costs (SQDC), but also enhancing the machine availability rate through prompt parts delivery and service operation. Leading measures include the training of new service mechanics of distributors through a tie-up with academic institutions in China and Russia, and a specialized training center for global mining support engineers in the Philippines. With respect to the Reman business (remanufacturing and sales of components), Komatsu expanded production capacities for large engines at PT Komatsu Reman Indonesia and PT Komatsu Remanufacturing Asia last year, and has opened new facilities in China, Russia and India. In Asia and other regions where Komatsu expects market competition with construction equipment manufacturers of emerging countries, Komatsu is going to market high-quality used Komatsu equipment in order to further enhance its brand power together with new equipment.

4) Promotion of Continuous Kaizen (Improvement) by Strengthening Workplace Capability

Komatsu is going to further enhance its workplace capability, i.e., the power to keep improving, and promote human resource development by ensuring that all departments engage continuously in Kaizen (improvement) activities with given themes. Specifically, Komatsu is going to focus its efforts on the 50% reduction campaign for electric power consumption at Japanese plants, “visualization” of the supply chain, especially by developing a database for its suppliers, improvement of Komatsu’s foundational technologies of measurement and simulation, and development of the sales, production and inventory management system centering on the Global HANSEI (sales and production) Operation Center which was opened at the Osaka Plant in May last year.

Based on the belief that “its corporate value is the total sum of trust given to Komatsu by society and all its stakeholders,” Komatsu is further strengthening its corporate governance to ensure sound and transparent management, while improving management efficiency. Being committed to promoting thorough compliance, Komatsu will also ensure all employees share The KOMATSU Way. In addition to improving its business performance, Komatsu will facilitate both the development of corporate strength and the achievement of social responsibility in a well-balanced manner.

Consolidated Financial Statements

(1)	Condensed Consolidated Balance Sheets

Assets

Millions of yen

	As of March 31, 2012		As of March 31, 2011
		Ratio (%)		Ratio (%)
Current assets
Cash and cash equivalents	¥83,079		¥84,224
Time deposits	907		734
Trade notes and accounts receivable	559,749		532,757
Inventories	612,359		473,876
Deferred income taxes and other current assets	144,278		152,781

Total current assets	1,400,372	60.3	1,244,372	57.9

Long-term trade receivables	184,294	8.0	183,270	8.5

Investments
Investments in and advances to affiliated companies	20,565		25,115
Investment securities	54,192		60,855
Other	2,582		3,124

Total investments	77,339	3.3	89,094	4.1

Property, plant and equipment	529,656	22.8	508,387	23.7

- Less accumulated depreciation and amortization
Goodwill	31,229	1.4	29,321	1.4
Other intangible assets	57,953	2.5	53,971	2.5
- Less accumulated amortization
Deferred income taxes and other assets	39,686	1.7	40,722	1.9

Total	¥2,320,529	100.0	¥2,149,137	100.0

Liabilities and Equity

Millions of yen

	As of March 31, 2012		As of March 31, 2011
		Ratio (%)		Ratio (%)
Current liabilities
Short-term debt	¥215,824		¥130,308
Current maturities of long-term debt	119,457		122,608
Trade notes, bills and accounts payable	273,460		308,975
Income taxes payable	23,195		38,829
Deferred income taxes and other current liabilities	231,774		199,268

Total current liabilities	863,710	37.2	799,988	37.2

Long-term liabilities
Long-term debt	312,519		291,152
Liability for pension and retirement benefits	50,685		48,027
Deferred income taxes and other liabilities	36,158		37,290

Total long-term liabilities	399,362	17.2	376,469	17.5

Total liabilities	1,263,072	54.4	1,176,457	54.7

Komatsu Ltd. shareholders’ equity
Common stock	67,870		67,870
Capital surplus	138,384		140,523
Retained earnings:
Appropriated for legal reserve	37,954		34,494
Unappropriated	951,395		847,153
Accumulated other comprehensive income (loss)	(142,389)		(131,059)
Treasury stock	(43,518)		(35,138)

Total Komatsu Ltd. shareholders’ equity	1,009,696	43.5	923,843	43.0

Noncontrolling interests	47,761	2.1	48,837	2.3

Total equity	1,057,457	45.6	972,680	45.3

Total	¥2,320,529	100.0	¥2,149,137	100.0

(2)	Condensed Consolidated Statements of Income

(For the fiscal years ended March 31, 2012 and 2011)

Millions of yen

	2012		2011
		Ratio (%)		Ratio (%)
Net sales	¥1,981,763	100.0	¥1,843,127	100.0
Cost of sales	1,440,765	72.7	1,343,464	72.9
Selling, general and administrative expenses	282,335	14.2	264,691	14.4
Impairment loss on long-lived assets	3,106	0.2	5,142	0.3
Other operating income (expenses), net	786	0.0	(6,901)	(0.4)

Operating income	256,343	12.9	222,929	12.1

Other income (expenses), net	(6,734)		(3,120)
Interest and dividend income	3,776	0.2	4,493	0.2
Interest expense	(7,784)	(0.4)	(6,475)	(0.4)
Other, net	(2,726)	(0.1)	(1,138)	(0.1)

Income before income taxes and equity in earnings of affiliated companies	249,609	12.6	219,809	11.9

Income taxes	74,470	3.8	64,706	3.5

Income before equity in earnings of affiliated companies	175,139	8.8	155,103	8.4

Equity in earnings of affiliated companies	1,609	0.1	2,724	0.1

Net income	176,748	8.9	157,827	8.6

Less net income attributable to noncontrolling interests	(9,707)	(0.5)	(7,075)	(0.4)

Net income attributable to Komatsu Ltd.	¥167,041	8.4	¥150,752	8.2

(3)	Consolidated Statement of Equity

For the fiscal year ended March 31, 2012	Millions of yen

			Retained earnings		Accumulated		Total Komatsu
	Common stock	Capital surplus	Appropriated for legal reserve	Unappropriated	other comprehensive income (loss)	Treasury stock	Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2011	¥67,870	¥140,523	¥34,494	¥847,153	¥(131,059)	¥(35,138)	¥923,843	¥48,837	¥972,680

Cash dividends				(39,701)			(39,701)	(6,447)	(46,148)
Transfer to retained earnings appropriated for legal reserve			3,460	(3,460)			—		—
Other changes		(245)			34		(211)	(4,024)	(4,235)
Comprehensive income (loss)
Net income				167,041			167,041	9,707	176,748
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					(8,759)		(8,759)	(193)	(8,952)
Net unrealized holding gains (losses) on securities available for sale					725		725		725
Pension liability adjustments					(1,930)		(1,930)	(13)	(1,943)
Net unrealized holding gains (losses) on derivative instruments					(1,400)		(1,400)	(106)	(1,506)

Comprehensive income (loss)							155,677	9,395	165,072

Issuance and exercise of stock acquisition rights		699					699		699
Purchase of treasury stock						(31,118)	(31,118)		(31,118)
Sales of treasury stock		(13)				520	507		507
Retirement of treasury stock		(2,580)		(19,638)		22,218	—		—

Balance at March 31, 2012	¥67,870	¥138,384	¥37,954	¥951,395	¥(142,389)	¥(43,518)	¥1,009,696	¥47,761	¥1,057,457

For the fiscal year ended March 31, 2011	Millions of yen

			Retained earnings		Accumulated		Total Komatsu
	Common stock	Capital surplus	Appropriated for legal reserve	Unappropriated	other comprehensive income (loss)	Treasury stock	Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2010	¥67,870	¥140,421	¥31,983	¥724,090	¥(95,634)	¥(34,755)	¥833,975	¥42,824	¥876,799

Cash dividends				(25,178)			(25,178)	(994)	(26,172)
Transfer to retained earnings appropriated for legal reserve			2,511	(2,511)			—		—
Other changes		(51)			7		(44)	2,168	2,124
Comprehensive income (loss)
Net income				150,752			150,752	7,075	157,827
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					(37,237)		(37,237)	(2,292)	(39,529)
Net unrealized holding gains (losses) on securities available for sale					1,978		1,978		1,978
Pension liability adjustments					(91)		(91)		(91)
Net unrealized holding gains (losses) on derivative instruments					(82)		(82)	56	(26)

Comprehensive income (loss)							115,320	4,839	120,159

Issuance and exercise of stock acquisition rights		109					109		109
Purchase of treasury stock						(583)	(583)		(583)
Sales of treasury stock		44				200	244		244

Balance at March 31, 2011	¥67,870	¥140,523	¥34,494	¥847,153	¥(131,059)	¥(35,138)	¥923,843	¥48,837	¥972,680

(4)	Consolidated Statements of Cash Flows

(For the fiscal years ended March 31, 2012 and 2011)	Millions of yen

	2012	2011
Operating activities
Net income	¥176,748	¥157,827
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	90,106	89,467
Deferred income taxes	8,050	6,783
Net loss (gain) from sale of investment securities and subsidiaries	2,516	54
Net loss (gain) on sale of property	(915)	(2,807)
Loss on disposal of fixed assets	2,108	1,928
Impairment loss on long-lived assets	3,106	5,142
Pension and retirement benefits, net	1,536	(3,795)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(21,862)	(147,477)
Decrease (increase) in inventories	(137,354)	(97,790)
Increase (decrease) in trade payables	(38,207)	101,595
Increase (decrease) in income taxes payable	(15,185)	17,876
Other, net	34,961	21,599

Net cash provided by (used in) operating activities	105,608	150,402

Investing activities
Capital expenditures	(126,090)	(100,820)
Proceeds from sales of property	8,364	9,605
Proceeds from sales of available for sale investment securities	1,757	2,132
Purchases of available for sale investment securities	(1,457)	(1,379)
Acquisition of subsidiaries and equity investees, net of cash acquired	(8,649)	976
Collection of loan receivables	2,101	1,926
Disbursement of loan receivables	(440)	(1,236)
Decrease (increase) in time deposits, net	(125)	287

Net cash provided by (used in) investing activities	(124,539)	(88,509)

Financing activities
Proceeds from long-term debt	149,844	72,681
Repayments on long-term debt	(89,332)	(89,941)
Increase (decrease) in short-term debt, net	86,412	11,592
Repayments of capital lease obligations	(45,271)	(28,637)
Sale (purchase) of treasury stock, net	(30,680)	175
Dividends paid	(39,701)	(25,178)
Other, net	(12,491)	2,943

Net cash provided by (used in) financing activities	18,781	(56,365)

Effect of exchange rate change on cash and cash equivalents	(995)	(3,733)

Net increase (decrease) in cash and cash equivalents	(1,145)	1,795

Cash and cash equivalents, beginning of year	84,224	82,429

Cash and cash equivalents, end of year	¥83,079	¥84,224

(5)	Note to the Going Concern Assumption

None

(6)	Basis of Consolidated Financial Statements

1)	Komatsu Ltd. merged Komatsu Utility Co., Ltd. on April 1, 2011, and thereby Komatsu Utility Co., Ltd. was removed from the consolidated financial statements herein.

2)	The number of consolidated subsidiaries and affiliated companies accounted for by the equity method

Number of consolidated subsidiaries: 141 companies

Number of companies accounted for by the equity method: 37 companies

3)	Changes resulting from revisions in accounting standards, etc.

None

(7) Notes to Consolidated Financial Statements

1) Business Segment Information

< Information by Operating Segment>

(For the fiscal year ended March 31, 2012)	Millions of yen

	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	1,739,348	242,415	1,981,763	—	1,981,763
Intersegment	4,925	8,724	13,649	(13,649)	—

Total	1,744,273	251,139	1,995,412	(13,649)	1,981,763

Segment profit	246,291	16,779	263,070	(4,407)	258,663

Assets	1,965,406	278,232	2,243,638	76,891	2,320,529
Depreciation and Amortization	80,521	8,494	89,015	—	89,015
Capital investment	115,518	6,520	122,038	—	122,038

(For the fiscal year ended March 31, 2011)	Millions of yen

	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	1,615,689	227,438	1,843,127	—	1,843,127
Intersegment	2,392	10,916	13,308	(13,308)	—

Total	1,618,081	238,354	1,856,435	(13,308)	1,843,127

Segment profit	220,830	20,965	241,795	(6,823)	234,972

Assets	1,859,004	270,736	2,129,740	19,397	2,149,137
Depreciation and Amortization	80,780	7,662	88,442	—	88,442
Capital investment	92,049	5,689	97,738	—	97,738

Notes: 1)	Business categories and principal products & services included in each operating segment are as follows:

a) Construction, Mining and Utility Equipment

Excavating equipment, loading equipment, grading & roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines & components, casting products, and logistics

b) Industrial Machinery and Others

Metal forging & stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment, and others

2)	Transfers between segments are made at estimated arm’s-length prices.

< Geographic Information>

Net sales to customers recognized by sales destination were as follows:

(For the fiscal years ended March 31, 2012 and 2011) Millions of yen

	Japan	Americas	Europe & CIS	China	Asia* & Oceania	Middle East & Africa	Total
2012	402,505	460,814	207,848	270,017	513,575	127,004	1,981,763
2011	349,184	397,427	165,418	428,208	398,366	104,524	1,843,127

*	Excluding Japan and China

2) Net Income per Share

(For the fiscal years ended March 31, 2012 and 2011)

Millions of yen

	2012	2011
Net income attributable to Komatsu Ltd.	167,041	150,752

Number of shares

	2012	2011
Weighted average common shares outstanding, less treasury stock	962,919,074	967,803,446
Dilutive effect of:
Stock options	857,871	671,477
Weighted average diluted common shares outstanding	963,776,945	968,474,923

Yen

	2012	2011
Net income attributable to Komatsu Ltd. per share:
Basic	173.47	155.77
Diluted	173.32	155.66

(end)

Komatsu Ltd. Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: April 26th, 2012 URL: http://www.komatsu.com/

Giving the Board of Directors the Authority to Issue Stock Acquisition Rights as Stock-Based Remuneration to Employees of the Company and Directors of Major Subsidiaries of the Company

Komatsu Ltd. (hereinafter “Company”) hereby announces that at the meeting of the Board of Directors held on April 26, 2012, the Company resolved to propose an agendum to the 143rd Ordinary General Meeting of Shareholders which will be held on June 20, 2012, to give the Company’s Board of Directors the authority to issue Stock Acquisition Rights as “stock-based remuneration” to employees of the Company and Directors of major subsidiaries of the Company in accordance with the provisions of Articles 236, 238, and 239 of the Corporation Act. See below for details.

[Description]

1.	Reasons for Issuing the Stock Acquisition Rights on Preferential Terms and Conditions

The Company would like to grant Stock Acquisition Rights to employees of the Company and to the Directors of major subsidiaries of the Company without consideration not only for the purposes of raising their morale and their motivation to contribute to the improvement of the consolidated performance of the Company, but also for the purpose of clarifying their incentive to enhance the long-term corporate value of the Company by fostering the same perspective on corporate value with the shareholders. The number of Stock Acquisition Rights to be granted without consideration shall be determined based on the Company’s consolidated performance with the same payment criteria of the “stock-based remuneration” at the Directors of the Company.

2.	The Features and the Maximum Number of the Stock Acquisition Rights that the Board of Directors Can Decide to Issue under the Authority Granted by a Resolution at this Ordinary General Meeting of Shareholders

(1)	The maximum number of the Stock Acquisition Rights for which the terms and conditions of the issuance can be determined based on the authority granted by this Ordinary General Meeting of Shareholders

The maximum number of Stock Acquisition Rights to be issued under the conditions described in ‘2. (3)’ below shall be 2,555 units.

The maximum number of common stock to be issued upon the exercise of the Stock Acquisition Rights shall be 255,500 shares, and if the Number of Shares Granted (defined below) subject to Stock Acquisition Rights is adjusted as provided for in ‘2. (3)’ below, the maximum number of common stock to be issued shall be the number obtained by multiplying the above mentioned maximum number of the Stock Acquisition Rights by the adjusted number of shares in connection with the Stock Acquisition Rights.

(2)	The Company may issue Stock Acquisition Rights in question without consideration.

(3)	The features of the Stock Acquisition Rights to be issued on the basis of the authority granted by this Ordinary General Meeting of Shareholders

1

1)	Type and number of shares to be issued upon the exercise of Stock Acquisition Rights The shares to be issued for the Stock Acquisition Rights shall be common stock, and the number of shares subject to one (1) Stock Acquisition Right (hereinafter “Number of Shares Granted”) shall be 100 shares. However, after the resolution date of this agendum at the 143rd Ordinary General Meeting of Shareholders (hereinafter “Resolution Date”), if the Company effects stock split of its common stock (including allotment of common stock to shareholders without consideration; the same applies hereinafter) or effects a stock consolidation, the Number of Shares Granted subject to one (1) Stock Acquisition Right shall be adjusted proportionately, in accordance with the ratio of the stock split or the stock consolidation in question. Also, if it is necessary to adjust the Number of Shares Granted after the Resolution Date for reasons other than the aforementioned reasons, the Company shall adjust the Number of Shares Granted in connection with the aforementioned Stock Acquisition Rights to the extent reasonable.

Fractions of less than one (1) share resulting from the foregoing adjustment shall be rounded down.

2)	Amount of assets to be paid upon exercise of the Stock Acquisition Rights

The amount of assets to be paid upon exercise of the Stock Acquisition Rights shall be JPY one (1) per each one (1) share to be transferred upon exercise of the Stock Acquisition Rights, multiplied by the Number of Shares Granted.

3)	Exercise period for the Stock Acquisition Rights

From August 1, 2015 to July 31, 2020

4)	Matters concerning the increase in paid-in capital and capital surplus in the event of issuance of shares upon the exercise of the Stock Acquisition Rights

i.	The amount of paid-in capital increase in the event of the issuance of shares upon the exercise of the Stock Acquisition Rights shall be one half of the maximum amount of capital increase, calculated in accordance with Article 17, Paragraph 1 of the Corporate Accounting Regulations. Fractions less than one (1) yen resulting from the calculation shall be rounded up.

ii.	An increase in the capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights shall be the amount obtained by subtracting the amount of the paid-in capital increase from the maximum amount of the capital increase, as set forth in ‘4) i’ above.

5)	Restriction on Acquisition of the Stock Acquisition Rights by Transfer

Acquisition of the Stock Acquisition Rights by transfer shall be required to be approved by resolution of the Board of Directors of the Company.

6)	Provisions pertaining to acquisition of the Stock Acquisition Rights by the Company

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition by the Company.

7)	Conditions for exercising the Stock Acquisition Rights

If a holder of Stock Acquisition Rights who is a Director, Corporate Auditor or employee of the Company, or a Director, Corporate Auditor or employee of an affiliate of the Company, loses his or her all respective states set above, that person is able to exercise the Stock Acquisition Rights only within three (3) year period from the date they lost such position; provided, however, that the period shall not exceed the original exercise period for the Stock Acquisition Rights described at ‘3)’ above, and the other terms and conditions concerning the exercise of Stock Acquisition Rights shall be decided by the Board of Directors of the Company.

2

8)	In the event where the Company engages in any merger (limited to a case where the Company ceases to exist as the result of the merger), a corporate split in which a division of the Company is merged into an existing company, a corporate split in which a division of the Company is spun off to establish a new company (for both, limited to cases where the Company is split up), or an exchange or transfer of shares (for both, limited to cases where the Company becomes a fully-owned subsidiary) (hereinafter collectively “Restructuring Actions”), each person holding the remaining Stock Acquisition Rights at the time the Restructuring Actions take effect (hereinafter “Remaining Stock Acquisition Rights”) shall be granted the Stock Acquisition Rights of the relevant stock companies prescribed in Article 236, Paragraph 1, Item 8, (a) through (e) of the Corporation Act (hereinafter “Reorganized Company”), in accordance with the conditions set forth below. In this event, the Remaining Stock Acquisition Rights shall become null and void and new Stock Acquisition Rights in the Reorganized Company shall be issued. However, the new Stock Acquisition Rights shall be granted only if provisions for granting them in accordance with the following conditions (i–viii) are included as conditions in a merger agreement (in which the Company is merged into a Reorganized Company or a Reorganized Company is established as the result of the merger), a corporate split agreement (in which a division of the Company is merged into a Reorganized Company), a plan for a corporate split (in which a division of the Company is spun off to establish a Reorganized Company), and a share exchange agreement or a plan for transfer of shares (in both of which the Company becomes a fully-owned subsidiary of a Reorganized Company).

i.	Number of the Stock Acquisition Rights of a Reorganized Company to be granted At the time the Restructuring Actions take effect, each holder of the Remaining Stock Acquisition Rights shall be granted the Stock Acquisition Rights of which the number is equivalent to the number of such Rights held at the Reorganized Company.

ii.	Type of shares of the Reorganized Company to be issued for the Stock Acquisition Rights

Type of shares subject to the Stock Acquisition Rights shall be common stock of the Reorganized Company.

iii.	Number of shares of the Reorganized Company to be issued upon exercise of the Stock Acquisition Rights

The number of shares shall be determined in accordance with ‘1)’ above, after taking into consideration the conditions or other factors concerning the Restructuring Actions.

iv.	Amount of assets to be paid upon the exercise of the Stock Acquisition Rights

The amount of assets to be paid upon the exercise of newly granted Stock Acquisition Rights shall be the amount obtained by multiplying JPY one (1) per each one (1) share, by the number of shares to be issued for each acquisition right as determined in ‘8) iii’ above.

v.	Exercise Period for the Stock Acquisition Rights

The Exercise Period shall begin on either the first date of the exercise period for the Stock Acquisition Rights stipulated in ‘3)’ above, or on the date that the Restructuring Actions take effect, whichever comes later, and shall continue to the final date of the exercise period for the Stock Acquisition Rights stipulated in ‘3)’ above.

vi.	Increase in paid-in capital and capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights

Such increases shall be determined based on ‘4)’ above.

vii.	Restriction on Acquisition of the Stock Acquisition Rights by Transfer

Acquisition of the Stock Acquisition Rights by transfer shall be required to be approved by the Reorganized Company.

viii.	Provisions pertaining to acquisition of the Stock Acquisition Rights

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition of the Stock Acquisition Rights.

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9)	In case where the number of shares to be issued or transferred to the holders of the Stock Acquisition Rights includes any fraction less than one (1) share, such fraction shall be rounded down.

(4)	Delegation of authority to make decisions regarding the issuance of the Stock Acquisition Rights and related matters

In addition to the above provisions, decisions regarding the issuance of the Stock Acquisition Rights and all the relevant details shall be decided by the Board of Directors of the Company which shall be held separately.

(Reference)

At the 141st Ordinary General Meeting of Shareholders, held on June 23, 2010, the remuneration in the form of Stock Acquisition Rights to be granted to the Directors of the Company as the “stock-based remuneration” was approved on the condition that the total amount of such remuneration for each fiscal year shall be no more than JPY 360 million (of which, up to JPY50 million shall be allocated for Outside Directors) and the number of Stock Acquisition Rights so issued to the Directors of the Company as such remuneration in the one year period following the date of each Ordinary General Meeting of Shareholders shall be no more than 2,390 units (of which, up to 330 units shall be allocated for Outside Directors).

During this fiscal year, the Company plans to issue and allocate to its Directors as the “stock-based remuneration”, in July or thereafter, the Stock Acquisition Rights of the same terms and conditions as those described above in this news release, at a fair subscription price, within the above limits of JPY amount and number of Stock Acquisition Rights.

(end)

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